787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 26, 2010

VIA EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 25 for BlackRock Mid Cap Value Opportunities Series, Inc. (the “Fund”)

Dear Mr. Ganley:

     On behalf of the Fund, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 25 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective immediately upon filing.

     The Amendment is being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendment and represent that it does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

     The Amendment also contains the Fund’s response to the telephonic comment provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 12, 2010 regarding the Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on March 19, 2010. The Staff’s comment is described below and is summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Fund’s Registration Statement.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

May 26, 2010

Comment:	Fee Table: Please delete footnote #1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:

The Fund respectfully declines to delete footnote #1 to the Fee Table. The Fund refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811- 07171, which outlines the Fund’s responses to the Staff’s prior comments and discusses the Fund’s rationale for not deleting footnote #1 to the Fee Table.

* * * * * * * * * *

     The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

     Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Edward Gizzi

Edward Gizzi

cc:	Denis Molleur Doug McCormack Aaron Wasserman Maria Gattuso